SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

Release  |  Lisbon  |  13 July 2012

PT Fixed Rate Bonds 2012/2016

Portugal Telecom, SGPS SA (“PT”) informs that it has decided to increase the original maximum amount of the Aggregate Nominal Amount of the issue of the 6.25% per annum (Gross Nominal Annual Rate) Notes, under the €7,500,000,000 Euro Medium Term Note Programme, to Euro 400 million, in accordance to the option set forth in paragraph 4 of the issue’s Final Terms.

All other terms of the issue remain unchanged, as results of the issue’s Final Terms updated today and available at www.cmvm.pt and www.telecom.pt. Therefore, applications for the subscription of the Notes may be made up to (and including) 20 July 2012 at 3:00 p.m. (Lisbon time) and the subscription orders relating to the Notes may be cancelled or modified by the subscribers up to (and including) 17 July 2012 at 3:00 p.m. (Lisbon time), becoming irrevocable from that moment on.

Legal information for non-residents

This press release does not constitute an offer of, or an invitation to sell, purchase or subscribe for any securities, in particular, to any person to whom it is unlawful to do so or in any jurisdiction where it is unlawful to make such an offer, sale and/or distribution, including, without limitation, the United States, European Economic Area or Japan.

In particular, the securities “PT 2012/2016” described on this press release have not been and will not be registered under the U.S. Securities Act of 1933 or any other applicable United States securities laws and may not be directly or indirectly offered or sold in the United States or any of its territories and possessions or areas subject to its jurisdiction or to or for the benefit of a “U.S. Person” as defined in Rule 902(k) of Regulation S under the U.S. Securities Act of 1933.

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira InvestorRelations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.